September 5, 2019

Division of Corporation Finance

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Katherine Hsu – Structured Finance
Lulu Cheng – Structured Finance

Re:	AEP Texas Inc.
AEP Texas Restoration Funding LLC
Registration Statement on Form SF-1
Filed June 28, 2019
File Nos. 333-232430 and 333-232430-01

Dear Ms. Hsu and Ms. Cheng:

In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form SF-1 (the “Registration Statement”), we wish to advise you that we, as representatives of the underwriters, hereby join the request of AEP Texas Inc. and AEP Texas Restoration Funding LLC that the effective date of the Registration Statement be accelerated so that the same will become effective on September 9, 2019 at 8:30 a.m. E.D.T., or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of Preliminary Prospectus: August 27, 2019

(ii)	Anticipated dates of distribution: September 5, 2019 – September 9, 2019

(iii)	Number of preliminary prospectuses expected to be distributed to prospective underwriters, institutional investors, dealers and others: approximately 1,500

(iv)
We have complied and will comply, and have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

Goldman Sachs & Co. LLC
Citigroup Global Markets Inc.

GOLDMAN SACHS & CO. LLC

By:	/s/ Katrina T. Niehaus
Name:	Katrina T. Niehaus
Title:	Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Steffen Lunde
Name:	Steffen Lunde
Title:	Vice President

On behalf of each of the Underwriters

Signature Page to Underwriters’ Acceleration Request